SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                Simon Worldwide, Inc. (formerly, CYRK, Inc.)
                --------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
                   --------------------------------------
                       (Title of Class of Securities)


                                828 815 100
                                -----------
                               (CUSIP Number)


                              Richard A. Rubin
                            200 West 57th Street
                             New York, NY 10019
                            Tel. (212) 265-0565
                            -------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               April 16, 2002
          (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



                                SCHEDULE 13D

CUSIP No.
828 815 100


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Richard A. Rubin

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                                 (b) |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         AF

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------
NUMBER OF                   7       SOLE VOTING POWER
SHARES                              1,287,100 Common Shares
BENEFICIALLY                ---------------------------------------------------
OWNED BY                    8       SHARED VOTING POWER
EACH                                0
REPORTING                   ---------------------------------------------------
PERSON WITH                 9       SOLE DISPOSITIVE POWER
                                    1,287,100 Common Shares
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,287,100 Common Shares*

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7%

-------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON
14       IN
-------------------------------------------------------------------------------


* This number is included solely for the purposes of identifying shares as to which this Schedule 13D relates and is qualified in its entirety by the information in this Schedule 13D. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.


                                SCHEDULE 13D


CUSIP No.
828 815 100


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Hawkeye Capital Management LLC - 134 092 634

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         AF

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                            |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
NUMBER OF                   7       SOLE VOTING POWER
SHARES                              0
BENEFICIALLY                ---------------------------------------------------
OWNED BY                    8       SHARED VOTING POWER
EACH                                0
REPORTING                   ---------------------------------------------------
PERSON WITH                 9       SOLE DISPOSITIVE POWER
                                    0
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,287,100 Common Shares*

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO - limited liability company
-------------------------------------------------------------------------------


* This number is included solely for the purposes of identifying shares as to which this Schedule 13D relates and is qualified in its entirety by the information in this Schedule 13D. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.



                                SCHEDULE 13D

CUSIP No.
828 815 100


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Hawkeye Capital LP - 134 092 631

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                       (b) |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         WC

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                               |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
NUMBER OF                  7       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY               ----------------------------------------------------
OWNED BY                   8       SHARED VOTING POWER
EACH                               0
REPORTING                  ----------------------------------------------------
PERSON WITH                9       SOLE DISPOSITIVE POWER
                                   0
                           ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,287,100 Common Shares*

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                          |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------------------


* This number is included solely for the purposes of identifying shares as to which this Schedule 13D relates and is qualified in its entirety by the information in this Schedule 13D. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.



                                SCHEDULE 13D


Item 1.  Security and Issuer.

         This statement relates to 1,287,100 shares of the common stock, par value $0.01 per share (the "Common Stock"), of Simon Worldwide, Inc. (formerly, CYRK, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1900 Avenue of the Stars, Los Angeles, California, 90067.

Item 2.  Identity and Background.

Item 2(a).        This Schedule 13D is being filed jointly by Richard
                  A. Rubin, Hawkeye Capital Management LLC and Hawkeye Capital LP (collectively the "Reporting Persons") with respect to the Common Stock which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act. Richard A. Rubin is the managing member of Hawkeye Capital Management LLC, which is the general partner of Hawkeye Capital LP, a pooled investment vehicle organized as a partnership.

Item 2(b). The residence or business address of each Reporting Person is 200 West 57th Street, New York, NY 10019

Item 2(c).        The present principal occupation of Richard A.
                  Rubin is managing member of Hawkeye Capital Management
                  LLC.

Item 2(d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).        During the last five years, none of the Reporting
                  Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2(f). Richard A. Rubin is a citizen of the United States and the other Reporting Persons were organized in Delaware.


Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds used to purchase the Common Stock consists of working capital funds of the Reporting Persons. The aggregate amount of funds required to purchase the Common Stock acquired by the Reporting Persons is $1,944,335.


Item 4.  Purpose of Transaction.

         The purpose of the acquisition of the Common Stock of the Company by the Reporting Persons is for investment. The Reporting Persons currently have no plan, proposal or intention that relates to, or would result in, any of the actions enumerated in Item 4 of the Special Instructions for Complying with Schedule 13D. The Reporting Persons will monitor the Company and its performance and may, at a later date as events warrant, take actions or develop plans consistent with maximizing the value of the Company's Common Stock.


Item 5.  Interest in Securities of the Issuer.

Item 5(a). The Reporting Persons own an aggregate of 1,287,100 shares of Common Stock, or approximately 7.7% of the Company's outstanding Common Stock.

Item 5(b). Of the Reporting Persons, only Richard A. Rubin has sole power to vote or to direct the vote, and sole power to dispose and to direct the disposition, or the Common Stock.

Item 5(c). On April 5, 2002, the Reporting Persons were deemed to beneficially own 1,072,100 shares of Common Stock in the Company, or approximately 6.4% of the Company's outstanding Common Stock. Between April 5, 2002 and the date hereof, the Reporting Persons were involved in the following transactions: (i) on April 12, 2002, Hawkeye Capital LP acquired an additional 15,000 shares of Common Stock in the Company for a purchase price of $900, or $0.06 per share, and (ii) on April 16, 2002, Hawkeye Capital LP acquired an additional 200,000 shares of Common Stock in the Company for a purchase price of $10,000, or $0.05 per share. Each of transactions
                  (i) and (ii) above were effected in the State of New York pursuant to purchase agreements dated April 12, 2002 and April 16, 2002, respectively. Therefore, as of April 16, 2002, the Reporting Persons may be deemed to beneficially own in the aggregate 1,287,100 shares of Common Stock in the Company, or approximately 7.7% of the Company's outstanding Common Stock.

Item 5(d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 5(e).        Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None except as disclosed herein.


Item 7.  Material to be Filed as Exhibits.

         None.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 18, 2002                      RICHARD A. RUBIN


                                            ----------------------------


                                            HAWKEYE CAPITAL MANAGEMENT LLC


                                            By:__________________________
                                               Name:  Richard A. Rubin
                                               Title: Managing Member


                                            HAWKEYE CAPITAL LP

                                            By: Hawkeye Capital Management LLC,
                                                its general partner

                                            By:__________________________
                                               Name:  Richard A. Rubin
                                               Title: Managing Member